Exhibit 7.03

September 21,2006

To: R. Christopher Hoehn-Saric

Re: Acquisition of Educate, Inc. (the “Company”)

Dear Chris:

Reference is made to your letter (“Letter”) dated September 21, 2006, to the Board of Directors (the “Board”) of the Company. This letter confirms the interest of the undersigned.  Sterling Capital Partners, L.P. and Sterling Capital Partners II, L.P., in making an equity investment in the aggregate amount of no less than $100 million (the “Indication”) in an acquisition vehicle or vehicles to be formed for the purpose of acquiring all of the issued and outstanding securities of the Company. Any such acquisition, whether consummated in one transaction or a series of related transactions, shall be referred to herein as the “Transaction”.

The undersigned represents and warrants to you that they have access to immediately available funds in excess of the amount of the Indication.

This letter has been provided to you by the undersigned for purposes of indicating the nature of the undersigned’s interest in making an equity investment in connection with a Transaction. It is expressly understood that, except as set forth in the next paragraph, this letter shall have no binding effect, and nothing set forth in this letter shall be construed to confer upon or give to any person any benefits, rights or remedies under or by reason of, or any rights to enforce, any provisions of this letter.

This letter shall be treated as confidential and is being provided to the addressees solely in connection with the Letter. This letter may not be used, circulated, quoted or otherwise referred to in any document, except with the written consent of the undersigned and you. The foregoing notwithstanding, this letter may be provided to the Board and its members, and their and your legal and financial advisors and your other prospective sources of financing, and you, the Company and the undersigned may disclose the existence of this letter to the extent required by law, the applicable rules of any national securities exchange or in connection with any SEC filings relating to the Letter or the Transaction, including without limitation any Schedule 13D filings by the addressees.

1033 Skokie Boulevard, Suite 600 • Northbrook, IL 60062 • (847) 480-4000 • Fax (847) 480-0199
6225 Smith Avenue • Suite 210 • Baltimore, MD 21209 • (443) 703-1700

www.sterlingpartners.us

I hope the foregoing has been helpful to you. Should you have any questions regarding the foregoing, please do not hesitate to call me. We are available to meet with you at your convenience if you think such a meeting would be helpful.

Very truly yours,

Sterling Capital Partners, L.P.
By:	SC Partners, L.P.
its general partner
By:	Sterling Capital Partners, LLC
its general partner

By	/s/ Tom D. Wippman
Tom D. Wippman, Principal

Sterling Capital Partners II, L.P.
By:	SC Partners II, L.P.
its general partner
By:	Sterling Capital Partners II, LLC
its general,partner

By	/s/ Tom D. Wippman
Tom D. Wippman, Principal